ASANKO GOLD INC.
680 – 1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X2
Telephone: (778) 729-0627
Fax: (604) 683-8194
Email: Fausto.ditrapani@asanko.com

April 13, 2018

Re:	Annual General Meeting of Shareholders of Asanko Gold Inc.
to be held on June 8, 2018 (the “Meeting”)

I, Fausto Di Trapani, Chief Financial Officer and Corporate Secretary of Asanko Gold Inc. (the “Company”), hereby certify that:

(a)

arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)	the Company is relying on section 2.20 of the Instrument to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument.

// Fausto Di Trapani
__________________________________________________________
Fausto Di Trapani, Chief Financial Officer and Corporate Secretary